Exhibit 1

Pointer Telocation Expands its Global Presence: Announces Acquisition of a South African Fleet Management Company

Rosh HaAyin, Israel, September 9th, 2014, Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has acquired a 100% interest in Global Telematics S.A. Proprietary Limited (Global Telematics), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

Since inception in 1997, Global Telematics has designed and developed telematics solutions that enable businesses to better manage their fleets, assets, deliveries and on-the-road employees. With a customer base that includes industry leaders in the transport & logistics, construction and passenger transportation sectors the acquisition is expected to be accretive to Pointer’s earnings in 2015.

Paul Roberts, Managing Director of Global Telematics said: "I'm very excited to be joining forces with a growing global company in the MRM business enabling us to leverage our business opportunities, introduce new globally proven technologies and jointly grow the business going forward. This is good news for the Global Telematics team and our customers and will enable us to expand the business into additional territories in Africa."

David Mahlab, President and CEO of Pointer said: "We are pleased to announce the successful completion of our acquisition of Global Telematics S.A. Proprietary Limited. This acquisition is a strong demonstration of our strategy to expand our operations and services into new and emerging markets, leveraging our existing know-how and infrastructure. This acquisition will help us tap the growth potential in South Africa. Furthermore, establishing a presence in South Africa will serve as a gateway into the African continent, where we see significant opportunity through a strong need for growing businesses to better manage and track their vehicles and assets. In addition, we see an opportunity to leverage our technology solutions both in hardware and software, to increase synergies between the companies, to improve the marketing position of Global Telematics in the South African market and to take the business to the next level.”

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com